Video - Overview of Utopian Shift's website.

Transcription:

You want that perfect glass of wine, every time. At Utopian Shift, we share that passion. We source great wines under $15. You fill out an easy questionnaire. Your answers build a personalized set of recommendations. Then you place an order online and pick it up at our store. And perfect your recommendations over time. At Utopian Shift we are doing everything we can to make the world better, starting with how you experience wine.